NEWS RELEASE

New York – AG	May 10, 2018
Toronto – FR
Frankfurt – FMV

FIRST MAJESTIC COMPLETES ACQUISITION OF PRIMERO

VANCOUVER, BC, CANADA – First Majestic Silver Corp. (“First Majestic”) and Primero Mining Corp. (“Primero”) are pleased to announce the completion of the plan of arrangement (the "Arrangement") previously announced in the joint news release of First Majestic and Primero dated January 12, 2018.

Under the arrangement, First Majestic has acquired all of the issued and outstanding common shares of Primero. Shareholders of Primero will receive 0.03325 First Majestic shares for each share of Primero held.

Keith Neumeyer, President and CEO of First Majestic said, "With this closing, First Majestic is integrating a large, world-class, silver and gold mine into its portfolio of operating mines. The San Dimas mine, becoming our seventh mine in Mexico, will result in a transformational leap forward in our production profile with an estimated doubling of profitable ounces produced.”

“In the near future, we will be communicating our plan for San Dimas which will include ways to further improve productivity over the next 12 months,” continued Mr. Neumeyer. “I would also like to take this opportunity to welcome Wheaton Precious Metals, the Primero shareholders and the employees of San Dimas into the First Majestic family.”

With the Arrangement now complete, it is expected that Primero’s shares will be delisted from the Toronto Stock Exchange ("TSX") in approximately 2-3 business days in accordance with the rules of the TSX.

First Majestic expects to announce later today the closing of the termination of the silver purchase agreement with Wheaton Precious Metals Corp. relating to the San Dimas Mine and the implementation of the new precious metals purchase agreement with Wheaton Precious Metals Corp. on the San Dimas Mine, as further discussed in the joint news release of January 12, 2018.

In connection with the Arrangement, holders of Primero’s $75 million 2020 convertible debentures (the "Debentures") previously approved an amendment to the terms of their governing indenture pursuant to which the Debentures will mature on the next business day following the effective date of the Arrangement. As such, all Debentures will mature and will be repaid in full in accordance with the terms of the indenture on May 11, 2018.

ABOUT FIRST MAJESTIC

First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates seven producing silver mines; the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, the La Parrilla Silver Mine, the San Martin Silver Mine, the Del Toro Silver Mine and the La Guitarra Silver Mine. Production from these seven mines is projected to be between 27 to 30 million silver equivalents ounces in 2018.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

ON BEHALF OF THE BOARD OF

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer

President & CEO

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the termination of the existing silver purchase agreement and implementation of the new precious metal purchase agreement; the date of de-listing of Primero’s shares; the future plans for and the development of the San Dimas Mine; future silver production; future growth potential for First Majestic; plans to improve productivity; and repayment of the Debentures.

These statements reflect the parties’ respective current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: failure to meet the necessary conditions to closing the termination of the existing silver purchase agreement (including failure to file all necessary security registrations); decisions by the Toronto Stock Exchange with respect to de-listing of Primero’s shares; the synergies expected from the Arrangement not being realized; business integration risks; fluctuations in general macro-economic conditions; fluctuations in securities markets and the market price of First Majestic’s shares; fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada or Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); and the factors identified under the caption "Risk Factors" in First Majestic’s Annual Information Form, and under the caption "Risk Factors" in Primero’s Annual Information Form.

Readers are cautioned against attributing undue certainty to forward-looking statements or information. Although the parties have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The parties do not intend, and do not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.